UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Bryan J. Pechersky

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, Texas 78216

(210) 829-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2008

(Date of Event Which Requires Filing of this Statement)

Explanatory Note: This Form 13D/A is being filed to reflect the increase, over time, in the number and percentage of shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”) held by the Reporting Person due principally to the Issuer’s three for two stock split on May 31, 2002, the Issuer’s fewer number of outstanding shares since the Reporting Person’s last Form 13D/A dated December 15, 2000, and the Reporting Person’s receipt of routine grants of stock options and restricted stock in connection with his services as a director of the Issuer. On October 31, 2000 (as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2000, the most recent 10-Q filed as of the time of such prior 13D/A), the Issuer had approximately 100,740,321 split-adjusted shares outstanding. On June 30, 2008 (the most recent quarter-end as of the time of filing this 13D/A), the Issuer had approximately 63,235,543 shares outstanding.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): David L. Copeland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 920,239 (See Explanatory Note on Cover Page)
8 SHARED VOTING POWER: 8,212,038 (See Explanatory Note on Cover Page)
9 SOLE DISPOSITIVE POWER: 920,239 (See Explanatory Note on Cover Page)
10 SHARED DISPOSITIVE POWER: 8,212,038 (See Explanatory Note on Cover Page)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,132,277 (See Explanatory Note on Cover Page)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.4%* (See Explanatory Note on Cover Page)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Based on 63,235,543 shares of Common Stock of Harte-Hanks, Inc. outstanding as of June 30, 2008.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.

Item 2.	IDENTITY AND BACKGROUND.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 4 is hereby filed by David L. Copeland (the “Reporting Person”), 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216. His position with the Issuer is to serve as a director of the Issuer, 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216. His present principal occupation or employment is investment and the name, principal business and address of his employment is SIPCO, Inc., 273 Walnut Street, Abilene, Texas 79601.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned: 9,132,277 (See Explanatory Note on Cover Page)

Percent of Class: 14.4% (Based on 63,235,543 shares of Common Stock of Harte-Hanks, Inc. outstanding as of June 30, 2008).

The Reporting Person directly owns 72,006 restricted and unrestricted shares of Common Stock and 10,250 shares of Common Stock of the Issuer in options exercisable within 60 days.

The Reporting Person disclaims beneficial ownership of an aggregate of 9,050,021 shares of Common Stock (the “Disclaimed Shares”) and has no pecuniary interest in the Disclaimed Shares, which are held as follows: (1) the Shelton Family Foundation, of which the Reporting Person is one of nine directors and an employee, owns 4,591,000 of the Disclaimed Shares; (2) an aggregate of 3,615,388 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as co-trustee and holds shared voting and dispositive power; (3) an aggregate of 605,583 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as the sole trustee and holds sole voting and investment power; (4) 200,500 of the Disclaimed Shares are held in Ruby Shelton Family Investments, Ltd. (the “Partnership”), of which the Reporting Person is the sole manager of the Partnership’s general partner; (5) 31,900 of the Disclaimed Shares are held in custodial accounts for unrelated minors of which the Reporting Person is the sole custodian; and (6) 5,650 of the Disclaimed Shares are held in a custodial account for an adult daughter for which he has power of attorney.

As stated in the Explanatory Note on the Cover Page, this Form 13D/A is being filed to reflect the increase, over time, in the number and percentage of shares of Common Stock of the Issuer held by the Reporting Person due principally to the Issuer’s three for two stock split on May 31, 2002, the Issuer’s fewer number of outstanding shares since the Reporting Person’s last Form 13D/A dated December 15, 2000, and the Reporting Person’s receipt of routine grants of stock options and restricted stock in connection with his services as a director of the Issuer. On October 31, 2000 (as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2000, the most recent 10-Q filed as of the time of such prior 13D/A), the Issuer had approximately 100,740,321 split-adjusted shares outstanding. On June 30, 2008 (the most recent quarter-end as of the time of filing this 13D/A), the Issuer had approximately 63,235,543 shares outstanding.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 920,239 (See Explanatory Note on Cover Page)

(ii)	Shared power to vote or to direct the vote: 8,212,038 (See Explanatory Note on Cover Page)

(iii)	Sole power to dispose or direct the disposition of: 920,239 (See Explanatory Note on Cover Page)

(iv)	Shared power to dispose or direct the disposition of: 8,212,038 (See Explanatory Note on Cover Page)

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past sixty (60) days.

(d)	See Item 5(a).

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5(a) regarding custodial account, trust and foundation arrangements.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2008

/s/ David L. Copeland
By:	Bryan J. Pechersky, Senior Vice President, General Counsel and Secretary of the Issuer, by Power of Attorney*

*	The Power of Attorney is incorporated herein by reference from Exhibit 24.1 of the Reporting Person’s Form 4 filed on October 2, 2007.